RECEIVED
2009 OCT 20 A 9:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FILE NO.
82-2635

[redacted]

09047175

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2008 AND 2007

SUPPL

dlw 10/21

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 23, 2009

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	2,251,997	8,016,183
Marketable securities	28,820	226,432
Amounts receivable	6,364	218,260
Amounts receivable from related parties [Note 11[d]]	5,483	3,689
Prepaid expenses and deposits	29,570	28,360
	2,322,234	8,492,924
EQUIPMENT [Note 4]	57,140	67,103
MINERAL PROPERTIES [Note 5]	15,111,487	16,250,319
	17,490,861	24,810,346
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	144,995	1,245,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 10]	2,222,527	2,121,103
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 7]	(188,180)	9,432
DEFICIT	(17,410,881)	(11,288,077)
	17,345,866	23,564,858
	17,490,861	24,810,346

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 12)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
ADMINISTRATIVE EXPENSES		
Administration fees [Note 11[a]]	645,786	434,071
Amortization	21,021	22,447
Bank charges	4,899	5,364
Foreign exchange (gain) loss	137,589	(3,463)
Investor relations [Note 11[b]]	52,170	600,836
Office and miscellaneous	314,159	242,568
Other exploration expense	221,081	–
Professional fees [Note 11[c][d]]	298,112	212,409
Stock-based compensation	101,424	704,729
Transfer agent and regulatory	21,751	25,971
Travel, promotion and mining shows	84,678	216,282
	1,902,670	2,461,214
Net operating loss before other items	(1,902,670)	(2,461,214)
OTHER ITEMS		
Impairment of mineral properties	(4,336,584)	(97,634)
Interest income	116,450	328,963
Gain on mineral property option	–	158,341
	(4,220,134)	389,670
NET LOSS FOR THE YEAR	(6,122,804)	(2,071,544)
DEFICIT - BEGINNING OF YEAR	(11,288,077)	(9,216,533)
DEFICIT - END OF YEAR	(17,410,881)	(11,288,077)
Net Loss Per Share – Basic and Diluted	$ (0.08)	$ (0.03)
Weighted Average Shares Outstanding	77,109,815	64,391,033

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
Net loss	(6,122,804	(2,071,54
Unrealized loss on available-for-sale investments	(197,612	(151,43
Comprehensive loss	(6,320,416	(2,222,97

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008 $	2007 $
OPERATING ACTIVITIES		
Net loss for the year	(6,122,804)	(2,071,544)
Less items not affecting cash		
Amortization	21,021	22,447
Mineral property option proceeds	–	(158,341)
Impairment of mineral properties	4,336,584	97,634
Stock-based compensation	101,424	704,729
Change in non-cash components of working capital		
Amounts receivable from related parties	(1,794)	(3,689)
Amounts receivable	211,896	(136,323)
Prepaid expenses and deposits	(1,210)	24,200
Accounts payable and accrued liabilities	(1,100,493)	635,144
NET CASH USED BY OPERATING ACTIVITIES	(2,555,376)	(885,743)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(3,197,753)	(7,398,537)
Acquisition of equipment (net of disposals)	(11,057)	(34,680)
NET CASH USED BY INVESTING ACTIVITIES	(3,208,810)	(7,433,217)
FINANCING ACTIVITIES		
Proceeds from share capital issued	–	13,749,791
Share issuance costs	–	(280,825)
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	13,468,966
INCREASE (DECREASE) IN CASH	(5,764,186)	5,150,006
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	8,016,183	2,866,177
CASH AND CASH EQUIVALENTS – END OF YEAR	2,251,997	8,016,183
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	185,000
Share issuance costs	–	135,000
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at December 31, 2008, the Company has working capital of $2,177,239 but has incurred significant losses since inception totalling $17,410,881. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policy

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1506, "Accounting Changes", to make accounting policy changes only in the event that a change is made within a primary source of generally accepted accounting principles, or where a change is warranted to provide more relevant and reliable information. All accounting policy changes are to be applied retroactively, unless there is no specific transition provision or it is impracticable to do so. Any prior period errors identified also require retroactive application. The adoption of the section did not have any significant impact on the Company's financial statements.

Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535, "Capital Disclosures", to disclose its objectives, policies and processes for managing capital, and compliance with externally imposed capital requirements, if any. The adoption of this standard did not have any significant impact on the Company's financial statements.

Recent Accounting Pronouncements

In January 2009, the CICA issued Section 1582, Business Combinations, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method for business combination and related disclosures. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

In January 2009, the CICA issued Section 1601, Consolidated Financial Statements, and 1602, Non-controlling interests, which replaces existing guidance. Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards are effective on or after the beginning of the first annual reporting period on or after January 2011 with earlier adoption permitted. The Corporation is currently evaluating the impact of this standard on the consolidated financial statements.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Recent Accounting Pronouncements (continued)

In February 2008, the Accounting Standards Board issued CICA Handbook Section 3064, "Goodwill and Intangible Assets", which replaces CICA 3062, "Goodwill and Intangible Assets", and CICA 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual financial statements commencing November 1, 2008. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company's financial statements.

In June 2007, the Accounting Standards Board issued CICA Handbook Section 1400, "General Standards of Financial Statement Presentation", which provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. This standard is effective for the Company's interim and annual financial statements for fiscal years beginning on or after November 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). On February 13, 2008, the AcSB confirmed that the standards will become effective for all publicly accountable enterprises in interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Company continues to monitor and assess the impact of convergence of Canadian generally accepted accounting principles and IFRS.

3. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at December 31, 2008. As at December 31, 2008 the fair market value of the securities held was $28,820 (2007 - $226,432).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2008, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the years ended December 31, 2008 and 2007, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

4. EQUIPMENT

	Cost $	Accumulated Amortization $	2008 Net Book Value $	2007 Net Book Value $
Automotive	31,870	27,784	4,086	13,722
Field equipment	23,827	8,598	15,229	13,412
Furniture and office equipment	94,833	57,008	37,825	39,969
	150,530	93,390	57,140	67,103

5. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	–	1,761	324,788	–	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	–	50,056	–	869	237,935
Other	100,711	555	83,385	6,144	–	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	–	1,186,554
Exploration						
Drilling	321,737	–	129,474	585,818	–	1,037,029
Field costs	396,092	58,389	42,940	342,755	–	840,175
Project management	64,301	407	21,388	1,499	–	87,595
Other	8,000	10,502	23,970	3,929	–	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	–	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	–	(4,336,584)
	–	–	(4,336,584)	–	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	–	15,111,487

5. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

On July 15, 2008, the Company paid its final instalment of US$750,000 and fulfilled its commitment under the agreement.

As at December 31, 2008, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the year ended December 31, 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation (300 hectares) concessions which are 100% owned by the Company.

[ii] The Company has staked ten gold and copper exploration (2,900 hectares) concessions which are 100% owned by the Company.

[iii] Since fiscal 2002, the Company was under an agreement to acquire a 100% interest in an additional area of 393 hectares adjacent to its other (3,200 hectares) Tabaco claims (the"Prospect") in Chile over a period of four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000 (terminated)

During the year, the Company drilled a recently discovered 3D induced polarization chargeability anomaly to test for mineralization. The Company analysed the drill results of the Prospect and its future potential for the company and concluded not to actively pursue the Prospect any further. The Company terminated the agreement and did not pay the final instalment.

Previously capitalized costs in the amount of $4,336,584 related to the Prospect were impaired and charged to operations.

The Company continues to hold its 100% interest in its remaining Tabaco claims and maintains the Tabaco mining properties in good standing.

5. MINERAL PROPERTIES (continued)

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

[e] Other properties

During the year ended December 31, 2008, the Company incurred a total of $221,081 (2007 - $Nil) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $54,700 (2007 - $Nil) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $107,873 (2007 - $Nil) to other exploration expense.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $31,704 (2007 - $Nil) to other exploration expense.

[iv] Other Exploration, Chile

During the year ended December 31, 2008, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $26,804 (2007 - $Nil) to operations. That amount includes staking expenses of $4,913 (2007 - $Nil) related to the Naranjo Property, which comprised of seven exploration claims in the vicinity of the Tabaco claims; on December 31, 2008, the Company decided not to pursue the Naranjo claims any further.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007 and 2008	77,109,815	32,722,400

Private Placements

During 2007, the Company closed three private placements with total gross proceeds of $11,368,550 and issued 22,358,998 shares as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total gross proceeds of $1,748,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid finder's fee and other costs of $165,000 cash.

[ii] 3,832,998 units at a price of $0.60 per unit, for total gross proceeds of $2,299,800. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid finder's fee and other costs of $240,525 cash.

[iii] 14,641,000 units at a price of $0.50 per unit, for total gross proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid finder's fee and other costs of $10,300 cash.

During 2008, no additional shares were issued by the Company.

7. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2006	$	–
Adjustment on January 1, 2007 for change in accounting policy		160,864
Other comprehensive loss		(151,432)
Balance as at December 31, 2007		9,432
Other comprehensive loss		(197,612)
Balance as at December 31, 2008	$	(188,180)

8. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008	6,850,000	0.50

As at December 31, 2008, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.25	2,450,000	2.71	
0.50	1,100,000	0.65	
0.60	500,000	0.70	
0.65	1,200,000	1.72	
0.70	700,000	1.33	
0.75	900,000	0.30	
	6,850,000	1.60	0.50

Stock options outstanding as at December 31, 2008 expire between April 20, 2009 and September 15, 2011.

8. STOCK OPTIONS (continued)

During the year ended December 31, 2008 stock-based compensation of $101,424 (2007 - $704,729) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	67%	61%
Expected life of options (in years)	2.9 yrs	2.4 yrs
Risk free interest rate	2.61%	4.02%
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year was $0.04 (2007 - $0.19).

9. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72

As at December 31, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

10. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2006	1,347,277
Fair value of stock options granted and vested	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008	2,222,527

11. RELATED PARTY TRANSACTIONS/BALANCES

During the year ended December 31, 2008 and 2007, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $369,178 (2007- $362,273).

[b] The Company incurred investor relations expenses from directors or companies controlled by directors of $Nil (2007 - $32,000).

[c] The Company incurred accounting expenses from officers or companies controlled by officers of $108,000 (2007 - $67,300).

[d] The Company paid legal fees of $1,794 (2007 - $3,689) on behalf of companies with a common director. The total amount due from these companies is $5,483 (2007 - $3,689).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

12. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2009	67,444
2010	33,722

13. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

14. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	2008	2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

15. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at December 31, 2008, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

16. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at December 31, 2008, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

16. FINANCIAL INSTRUMENTS AND RISK (continued)

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At December 31, 2008, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 1.950%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2008; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the year ended December 31, 2008 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of December 31, 2008, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 100 mineral claims totaling 22,814 hectares. These claims make up eight properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to five other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, Hornitos, and Naranjo but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

On July 15, 2008, the Company finalized its 100% acquisition with its final payment of US$750,000.

During the year ended December 31, 2008, the Company spent a total of $1,873,870 on the Copaquire project.

The Company has engaged the services of Gino Zandonai,Consulting Mining Engineer, M.Sc., member of SME and Eduardo Videla, Consulting Geologist, M.Sc. member of MAusIMM , both independent Qualified Persons under JORC and NI 43-101. to upgrade the previous NI 43-101 resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

On January 12, 2009 the company announced an updated resource estimate. The updated resource contains a 51% increase in Indicated Mineral Resource tonnes to 277.52 Mt and a 35% increase in Indicated Mineral Resource contained metal to 253.7 Mlbs Mo and 562.5 Mlbs Cu at a 0.02% Mo cutoff. The company is also pleased to report for the first time an Indicated Mineral Resource contained metal of 59,939 lbs. Rhenium (Re).

AMEC International (Chile) S.A. was also engaged to perform a Preliminary Economic Assessment ("Scoping Study") to NI 43-101 standards on its Copaquire project once the resource upgrade is completed. The Scoping Study is expected to be completed by the 2nd quarter 2009.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the year ended December 31, 2008, the Company spent a total of $974,979 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the year ended December 31, 2008, the Company staked 1,800 hectares of additional claims and spent a total of $100,120 on the project.

Tabaco, Chile

At the beginning of the year 2008, the Company maintained an advanced stage exploration project of 3,593 hectares, of which 3,200 hectares were 100% owned and 393 hectares were held under option (the "Prospect") covering an extensive zone of copper-silver-gold bearing, porphyry-related skarn in the Andean pre-Cordiera of Region III, northern Chile. The Company had engaged mining engineer Jorge Alvarez P.Eng of Vancouver to perform a preliminary economic assessment as to the economic viability of starting a small scale mining operation.

On February 14, 2008, the Company announced the discovery of a large 3D Induced Polarization anomaly located beneath the existing copper resource.

On March 24, 2008, the Company staked additional claims of 4,600 hectares in size to secure further claims in the vicinity and to prepare for a potential road access.

During May 2008, the Company drilled 497 meters to test the 3D Induced Polarization anomaly for mineralization. It was hoped that the 3D IP anomaly represented a porphyry type copper mineralized body. However porphyry copper mineralization was not encountered in this hole and the geophysical anomaly is believed to be caused by lithological variation in the host volcanic package. Along with these results the Company reviewed all historical exploration data in July 2008 and concluded not to further pursue the Prospect and decided to not exercise its option to acquire the 393 hectares under option and further during September 2008, the Company decided to have 2,400 hectares of exploration claims and 4,600 hectares of potential road access claims lapse and only to maintain and focus on 700 hectares of interest, of which 300 hectares are being surveyed.

As of December 31, 2008, the Company maintains 700 hectares of 100% owned Tabaco claims.

During the year ended December 31, 2008, the Company spent a total of $248,783 on the Tabaco Prospect.

Since basically all previously capitalized exploration work in the total amount of $4,336,584 was related to the Prospect area, the Company charged the impaired amount to operations as of December 31, 2008.

A Mineral Resource Estimation report under the National Instrument 43-101 related to the Prospect area, which had been previously filed on SEDAR, now became obsolete and readers are cautioned to not rely on this information any further.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenues	-	-	-
Loss Before Discontinued Operations	(6,122,804)	(2,071,544)	(2,227,974)
Loss Per Share	(0.08)	(0.03)	(0.05)
Total Net Loss	(6,122,804)	(2,071,544)	(2,227,974)
Total Net Loss Per Share	(0.08)	(0.03)	(0.05)
Total Assets	17,490,861	24,810,346	11,981,145
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2008, the Company had a positive working capital of $2,177,240 with current assets of $2,322,234 and current liabilities of $144,995.
Balance of funds on hand as of April 21, 2009: CAD$1,827,000.

The Company's operations during the year ended December 31, 2008, produced a net loss of $6,122,804 or $0.08 per share compared to a net loss of $2,071,544 or $0.03 per share for 2007.
The increase of $4,051,260 in net loss to the previous year's comparative period is attributed to:

1. Administration expense of $645,786 (2007 – $434,071) represent a $211,715 increase from 2007. At the beginning of the year, additional office staff has been employed and consultants were engaged to administer an increased work volume related to drill programs, and the organization of the Chilean office, which also resulted in amounts being expensed rather than capitalized as in previous periods.

2. Investor relations expenses of $52,170 (2007 – $600,836) represent a $548,666 decrease from 2007. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during the first quarter ended March 31, 2008.

3. Office expenses of $314,159 (2007 – $242,568) break down as follows:

	2008	2007
Office & misc.	233,838	175,449
Rent	57,811	36,864
Telephone	6,230	9,244
Insurance	16,280	21,011
Total	314,159	242,568

4. Total stock-based compensation on options granted and vested options from previous periods resulted in $101,424 (2007 - $704,729) and represent a $603,305 decrease from 2007 due to all previous grants being vested and only one additional stock option grant during the year ended December 31, 2008.

5. Total professional fees of $298,112 (2007 - $212,409) represent a $85,703 increase from 2007, resulting from increased auditing fees and a full time accounting department and increased legal fees in regards to mining claims.

6. Other operating expenses of $221,081 (2007 – $Nil) represent a $221,081 increase from 2007 related to the Company maintaining four properties in good standing, namely the Hornitos, Palo Negro, Zulema and Naranjo; management decided to not actively pursue these claims at the present time.

7. Travel and promotion expense of $84,678 (2007 - $216,282) represent a $131,604 decrease from 2007, due to less travel and promoting activities.

8. Impairment of mineral interest expense of $4,336,584 (2007 - $97,634) represent a $4,238,950 increase from 2007, due to the Company terminating the option agreement to purchase additional 393 hectares of the Tabaco prospect.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending December 31, 2008:

	2008	2008	2008	2008	2007	2007	2007	2007
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30	Mar. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)
Loss Per Share	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)
Total Net Loss	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)	(686,119)
Total Net Loss Per Share	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at December 31, 2008, the Company had a positive working capital of $2,177,240 with current assets of $2,322,234 and current liabilities of $144,995.
Balance of funds on hand as of April 21, 2009: CAD$1,827,000.
Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended December 31, 2008, transactions and balances with related parties are as follows:

	2008	2007
Administration fees paid to companies controlled by directors	369,178	362,273
Accounting fees paid to a company controlled by an officer	108,000	67,300
Investor relations fees paid to directors or companies controlled by directors of the Company	-	32,000
Legal fees on behalf of companies related by a common director	1,794	3,689

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its Financial Statements for the year ended December 31, 2008 and 2007, as well as in the audited Financial Statements for the year ended December 31, 2007 and 2006, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at April 21, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	2,450,000	$0.25	September 15, 2011
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	700,000	$0.70	May 2, 2010
Total options	**5,950,000**		
Share purchase warrants	1,916,501	$0.80	May 2, 2009
Total warrants	**1,916,501**		

On February 15, 2008, 700,000 stock options exercisable at $0.56 expired. On March 31, 2008 and April 30, 2008, 250,000 stock options exercisable at $0.70 were cancelled after two employees resigned from the Company's Chilean subsidiary. On July 4, 2008, 500,000 stock options exercisable at $0.65 expired. On December 15, 2008, 100,000 stock options exercisable at $0.25 were cancelled. On April 20, 2009, 900,000 stock options exercisable at $0.30 expired.

On June, 29, 2008, 870,000 warrants expired. On March 28, 2009, 3,885,000 warrants expired, on April 3, 2009, 13,500,000 warrants expired, and on April 18, 2009, 1,141,000 warrants exercisable at $0.75 expired.

FOURTH QUARTER

During the fourth quarter ended December 31, 2008, the Company incurred a net loss of $259,644 (2007 - $234,449). Further, the Company finished its work on resource upgrade on the Copaquire property and began to release staff from its duties at its offices in Chile and Vancouver in order to reduce costs in the light of the global economic down turn.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's year ended December 31, 2008 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended December 31, 2008. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		
Len De Melt		

On Behalf of the Board,
George Sookochoff, CEO & President

April 22, 2009

PBX International PBX Ventures Ltd. TSX-V: PBX

RECEIVED
2009 OCT 20 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE
FILE NO.
82-2635

Oct.08/09

Special Counsel,
U.S. Securities & Exchange Commission
Division of Corporate Finance
Judicial Plaza
450-5th Street N.W.
Washington, D.C.
20549

Dear Sir or Madam:

Re: 12g3-2(b) Exemption 82-2635

Enclosed herewith please find the following documents, in duplicate, for filing with our records:

May 31/09 - Quarterly Report for the 3 month period ended March 31/09 with MD & A attached:
Aug.30/09 Quarterly Report for the 3 month period ended June 30/09 with MD & A attached;
Aug. 21/09 Notice of Annual Meeting to be held Sept.25/09 with Information Circular & Proxy
Sept.25/09 Copy of Minutes of Meeting;

Jan.12/09 to Aug.25, 2009 - all news releases

Please note: All of our financial and other data filed on our web site: www.internationalpbx.com as well as on SEDAR.

Trusting that you will find the enclosures in order,

Yours sincerely

INTERNATIONAL PBX VENTURES LTD.

Verna wilson
Director

Encls.
Federal Express

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0568
Web: www.internationalpbx.com Email: info@internationalpbx.com

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2009 AND 2008

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2009 AND 2008

	2009 $	2008 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,840,057	2,251,997
Marketable securities	31,760	28,820
Amounts receivable	9,462	6,364
Amounts receivable from related parties [Note 10[d]]	5,811	5,483
Prepaid expenses and deposits	17,209	29,570
	1,904,299	2,322,234
EQUIPMENT [Note 3]	53,402	57,140
MINERAL PROPERTIES [Note 4]	15,206,256	15,111,487
	17,163,958	17,490,861
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	136,780	144,995
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,222,527	2,222,527
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 6]	(185,240)	(188,180)
DEFICIT	(17,732,509)	(17,410,881)
	17,027,178	17,345,866
	17,163,958	17,490,861

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director — *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	2009 $	2008 $
ADMINISTRATIVE EXPENSES		
Administration fees [Note 11[a]]	61,695	152,055
Amortization	5,960	5,655
Bank charges	791	1,986
Foreign exchange (gain) loss	505	77,866
Investor relations [Note 11[b]]	1,337	54,504
Office and miscellaneous	59,207	72,373
Other exploration expense	87,273	96,510
Professional fees [Note 11[c][d]]	81,138	83,709
Transfer agent and regulatory	7,297	9,287
Travel, promotion and mining shows	18,049	46,525
	323,253	600,469
Net operating loss before other items	(323,253)	(600,469)
OTHER ITEMS		
Interest income	1,625	1,784
	1,625	1,784
NET LOSS FOR THE PERIOD	(321,628)	(598,685)
DEFICIT - BEGINNING OF PERIOD	(17,410,881)	(11,288,077)
DEFICIT - END OF PERIOD	(17,732,509)	(11,886,762)
Net Loss Per Share – Basic and Diluted	$ (0.00)	$ (0.01)
Weighted Average Shares Outstanding	77,109,815	77,109,815

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	2009 $	2008 $
Net loss	(321,628)	(598,685)
Unrealized loss on available-for-sale investments	2,940	(90,276)
Comprehensive loss	(318,688)	(688,961)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2008

	2009 $	2008 $
OPERATING ACTIVITIES		
Net loss for the year	(321,628)	(598,685)
Less items not affecting cash		
Amortization	5,960	5,655
Change in non-cash components of working capital		
Amounts receivable from related parties	(328)	(759)
Amounts receivable	(3,098)	89,320
Prepaid expenses and deposits	12,361	6,626
Accounts payable and accrued liabilities	(8,215)	(864,647)
NET CASH USED BY OPERATING ACTIVITIES	(314,948)	(885,743)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(94,769)	(1,671,462)
Acquisition of equipment (net of disposals)	(2,223)	(7,113)
NET CASH USED BY INVESTING ACTIVITIES	(96,992)	(1,678,575)
FINANCING ACTIVITIES		
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	–
INCREASE (DECREASE) IN CASH	(411,940)	5,150,006
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,251,997	8,016,183
CASH AND CASH EQUIVALENTS – END OF PERIOD	1,840,057	4,975,117
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	–
Share issuance costs	–	–
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at March 31, 2009, the Company has working capital of $1,767,519 but has incurred significant losses since inception totalling $17,732,509. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at March 31, 2009. As at March 31, 2009 the fair market value of the securities held was $31,760 (2008 - $28,820).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at March 31, 2009, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the period ended March 31, 2009 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2009 Net Book Value $	2008 Net Book Value $
Automotive	31,869	27,590	4,279	4,086
Field equipment	23,826	12,189	11,637	15,229
Furniture and office equipment	95,109	57,623	37,486	37,825
	150,804	97,402	53,402	57,140

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	–	1,186,554
Exploration						
Drilling	321,737	–	129,474	585,818	–	1,037,029
Field costs	396,092	58,389	42,940	342,755	–	840,175
Project management	64,301	407	21,388	1,499	–	87,595
Other	8,000	10,502	23,970	3,929	–	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	–	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	–	(4,336,584)
	–	–	(4,336,584)	–	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	–	15,111,487
Acquisition and staking	11,152	29,367	–	53,295	–	93,814
Exploration						
Field costs	–	–	–	955	–	955
Exploration and related costs 2009	11,152	29,367	–	54,250	–	94,770
Balance March 31, 2009	10,439,671	678,407	–	4,088,179	–	15,206,256

4. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company fulfilled its commitment under the agreement during 2008 and owns 100% of the claims, subject to a 2% Net Smelter Royalty (NSR) for total costs of US$2,100,000 in cash and a US$2,000,000 in work commitments over a four year period.

As at March 31, 2009, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

As at March 31, 2009, the Company owns 100% of the claims.

[c] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

4. MINERAL PROPERTIES (continued)

[e] Other properties

During the period ended March 31, 2009, the Company incurred a total of $87,273 (2008 - $96,510) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $22,781 (2008 - $24,711) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $45,638 (2008 - $53,915) to other exploration expense.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $6,632 (2008 - $17,884) to other exploration expense.

[iv] Tabaco, Chile

During fiscal 2008, the Company terminated an option agreement entered into during fiscal 2002 to purchase the Tabaco Prospect claims. The Company, however, continues to hold 100% interest in its remaining Tabaco claims and maintains its Tabaco mining properties in good standing. Further during fiscal 2008, the Company has staked three exploitation (300 hectares) concessions which are 100% owned by the Company, and has staked ten gold and copper exploration (2,900 hectares) concessions which are 100% owned. During the period ended March 31, 2009, the Company charged $4,346 (2008 - $Nil) of related maintenance costs to other exploration expense.

[iv] Other Exploration, Chile

During the period ended March 31, 2009, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $1,030 (2008 - $Nil) to operations.

5. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2007, 2008 and March 31, 2009	77,109,815	32,722,400

During fiscal 2008 and the period ended March 31, 2009, no additional shares were issued by the Company.

6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2007		9,432
Other comprehensive loss		(197,612)
Balance as at December 31, 2008		(188,180)
Other comprehensive gain		2,940
Balance as at March 31, 2009	$	(185,240)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008 and March 31, 2009	6,850,000	0.50

As at March 31, 2009, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.25	2,450,000	2.46	
0.50	1,100,000	0.40	
0.60	500,000	0.45	
0.65	1,200,000	1.47	
0.70	700,000	1.09	
0.75	900,000	0.05	
	6,850,000	1.35	0.50

Stock options outstanding as at March 31, 2009 expire between April 20, 2009 and September 15, 2011.

During the period ended March 31, 2009 and 2008 no stock-based compensation has been charged to operations.

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72
Expired	(3,885,000)	1.00
Balance, March 31, 2009	16,557,501	0.76

As at March 31, 2009 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008 and March 31, 2009	2,222,527

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended March 31, 2009 and 2008, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $61,035 (2008- $127,573).

[b] The Company incurred investor relations expenses from directors or companies controlled by directors of $Nil (2008 - $24,000).

[c] The Company incurred accounting expenses from officers or companies controlled by officers of $27,000 (2008 - $27,000).

[d] The Company paid legal fees of $328 (2008 - $759) on behalf of companies with a common director. The total amount due from these companies is $5,811 (2008 - $5,483).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2009	50,583
2010	33,722

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	Dec.31, 2008	Dec. 31, 2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

13. INCOME TAXES (Continued)

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at March 31, 2009, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

15. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at March 31, 2008, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At March 31, 2009, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 1.950%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

16. SUBSEQUENT EVENTS

On April 20, 2009, 900,000 incentive stock options exercisable at $0.75 per share expired.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the three months ended March 31, 2009; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the three months period ended March 31, 2009 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of March 31, 2009, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 100 mineral claims totaling 22,814 hectares. These claims make up seven properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, and Hornitos, but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine owned by Xstrata and Anglo American and 8 km west of the Quebrada Blanca mine owned by Teck Resources.

The Company purchased the property in 2004 through its wholly owned subsidiary Minera IPBX Limitada for US$2,100,000 plus 2% NSR. On July 15, 2008, the Company finalized its 100% acquisition with its final payment of US$750,000. The property was purchased for its potential significant copper content as well as containing a copper-molybdenum porphyry similar to its neighbors Quebrada Blanca and Collahuasi.

The Company's 2004-2008 exploration programs including geological, geochemical, geophysical surveys and 29,541 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006.

With the price of molybdenum dramatically increasing from $4/lb to $40/lb the company focused three drills on the Cerro Moly area with its molybdenum porphyry. On November 15, 2007 the Company filed a NI 43-101 standards resource report filed on SEDAR establishing for the first time a molybdenum copper resource under the standards

of the National Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

Drilling continued until March 2008 at which time a total of 29,541 meters of drilling was completed on the Copaquire property. A resource update has been completed incorporating the October 2007 to March 2008 remaining drilling and is currently in the process of being filed.

To date over $10,000,000 of exploration and drilling has been spent on the Copaquire by the Company including acquisition cost. During the three month period ended March 31, 2009, the Company spent $11,152 on the Copaquire project.

AMEC International (Chile) S.A. was also engaged to perform a Preliminary Economic Assessment ("Scoping Study") to NI 43-101 standards on its Copaquire project once the resource upgrade is completed. Having now defined a significant resource the Scoping Study will determine the economic potential of the project. The study is expected to be completed by the beginning of the 3rd quarter 2009.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated

northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. This geophysical/geochemical anomaly outlines a mineralized heavily leached argillic altered monzo-diorite on surface. The upper part of this monzo-diorite has been tested locally with RC drilling to a maximum depth of approximately 130 m with no significant results. Based on a review of the IP/Resistivity data, it is postulated that the previous RC drilling may have only tested the upper pyritic halo of a larger porphyry system. The IP and resistivity models suggest that the sulphide mineralization and alteration continues to a depth of more than 300 m where metal zonation within the deeper parts of the porphyry system may be more chalcopyrite rich. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at depth. 300 m to 500 m long diamond drill holes will need to be completed to test the deeper parts of this potential porphyry system.

The Cu-Ag-Co Zones of the Eastern Domain are comprised of 5 zones of high grade Cu-Ag+Co mineralization associated with strata bound and structural controlled zones of epidote-chlorite-carbonate alteration. Walker (1996) originally felt that this area had the potential to host sizeable Cu-oxide resources of at least 10 million tonnes of 1-2% leachable Cu as well as the hidden potential to host a major IOCG deposit comparable in size to the Candelaria deposit reported at 366 million tonnes grading 1.08% Cu, 0.26 g/t Au. To date, no real signs of IOCG related alteration or mineralization have been reported in the Eastern Domain area but the high grade strata bound and structurally controlled Cu-Ag mineralization may suggest a remobilization of mineralization from a deeper source in this area. A large Cu soil anomaly occurs along the eastern part of the Las Lomitas Zone which is presently unexplained and untested. More detailed mapping and a possible AMT survey are warranted to target deeper IOCG and porphyry targets in this area.

During the three months period ended March 31, 2009, the Company spent $54,250 on the Tierra de Oro project.

Sierra Pintada, Chile

The SP property is a 100% owned PBX property comprised of 4,538 Ha located in the Atacama Province, Region III of Chile. The property covers a 15 km strike-length of the major Atacama Structural Zone reported to have numerous centers of past high grade Cu, Au and Ag mining including the Carrizal Alto District which produced approximately 1.5 million oz of Au and 450 thousand tonnes of Cu. The property is easily accessible by a network of gravel roads extending southward less than 2 km from the town of Freirina located by paved roads approximately 30 km to the west of city of Vallener on the main Pan-American Highway. This property is well situated for low-cost exploration and future mine development

The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 3,038Ha were staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey over the three mining camps, results of which are currently being interpreted. In 2008 an additional 1,500 Ha of property adjacent to the existing claims were staked bringing the total land package to 4,538 Ha.

During the three months period ended March 31, 2009, the Company spent $29,367 on the project.

The Company will continue to do more work on priority targets defined to date subject to the availability of funds.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenues	-	-	-
Loss Before Discontinued Operations	(6,122,804)	(2,071,544)	(2,227,974)
Loss Per Share	(0.08)	(0.03)	(0.05)
Total Net Loss	(6,122,804)	(2,071,544)	(2,227,974)
Total Net Loss Per Share	(0.08)	(0.03)	(0.05)
Total Assets	17,490,861	24,810,346	11,981,145
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at March 31, 2009, the Company had a positive working capital of $1,767,519 with current assets of $1,904,299 and current liabilities of $136,780.
Balance of funds on hand as of May 27, 2009: CAD$1,691,000.

The Company's operations during the period ended March 31, 2009, produced a net loss of $321,628 or $0.00 per share compared to a net loss of $598,685 or $0.01 per share for 2008.
The decrease of $277,057 in net loss to the previous year's comparative period is mainly attributed to:

1. Administration expense of $61,695 (2008 – $152,055) represent a $90,360 decrease from 2008. The Company downsized its Chilean and Canadian staff due to having finished its drill programs and reacting to any potential impact from the global economic downturn.

2. Investor relations expenses of $1,337 (2008 – $54,504) represent a $53,167 decrease from 2008. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during fiscal 2008.

3. Office expenses of $59,207 (2008 – $72,373) break down as follows:

	2009	2008
Office & misc.	25,081	45,543
Rent	16,261	9,038
Telephone	1,402	1,512
Insurance	16,463	16,280
Total	59,207	72,373

4. Total professional fees of $81,138 (2008 - $83,709) represent a $2,571 decrease from 2008, resulting from lesser auditing fees than in the comparative period.

5. Other operating expenses of $87,273 (2008 – $96,510) represent a $9,237 decrease from 2008 related to the Company maintaining four properties in good standing, namely the Tabaco, Hornitos, Palo Negro, and Zulema; management decided to not actively pursue these claims at the present time and allowed for the Naranjos claims to lapse since management considered these claims economically not viable to the Company.

6. Travel and promotion expense of $18,049 (2008 - $46,525) represent a $28,476 decrease from 2008, due to less travel and promoting activities.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending March 31, 2009:

	2009 Mar. 31	2008 Dec. 31	2008 Sep. 30	2008 Jun. 30	2008 Mar. 31	2007 Dec. 31	2007 Sep. 30	2007 Jun. 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)
Loss Per Share	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)
Total Net Loss	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)	(728,379)
Total Net Loss Per Share	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at March 31, 2009, the Company had a positive working capital of $1,767,519 with current assets of $1,904,299 and current liabilities of $136,780.
Balance of funds on hand as of May 27, 2009: CAD$1,691,000.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended March 31, 2009, transactions and balances with related parties are as follows:

	2008	2008
Administration fees paid to companies controlled by directors	61,035	127,573
Accounting fees paid to a company controlled by an officer	27,000	67,300
Investor relations fees paid to directors or companies controlled by directors of the Company	-	24,000
Legal fees on behalf of companies related by a common director	328	759

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these

financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its interim Financial Statements for the three months period ended March 31, 2009 and 2008, as well as in the audited Financial Statements for the year ended December 31, 2008 and 2007, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at May 27, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	2,450,000	$0.25	September 15, 2011
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	700,000	$0.70	May 2, 2010
Total options	**5,950,000**		

On April 20, 2009, 900,000 stock options exercisable at $0.30 expired.

On April 3, 13,500,000 warrants expired. On April 18, 2009, 1,141,000 warrants expired, and on May 2, 2009, 1,916,501 warrants expired. As at May 27, 2009, there are no warrants outstanding.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal controls over financial reporting during the Company's three months period ended March 31, 2009 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended March 31, 2009. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS

Gary Medford
Verna Wilson
Michael Waskett-Myers
George Sookochoff
Len De Melt

OFFICERS

George Sookochoff, CEO & President
Peter Kohl, CFO & Secretary

AUDIT COMMITTEE

George Sookochoff
Verna Wilson
Michael Waskett-Myers

On Behalf of the Board,
George Sookochoff, CEO & President

May 27, 2009

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED
JUNE 30, 2009 AND 2008

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at June 30, 2009 and the consolidated statements of operations comprehensive loss and deficit, and of cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 25, 2009

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2009 AND DECEMBER 31, 2008

	June 30, 2009 $	December 31, 2008 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	1,602,068	2,251,997
Marketable securities	58,816	28,820
Amounts receivable	21,035	6,364
Amounts receivable from related parties [Note 10[d]]	5,811	5,483
Prepaid expenses and deposits	30,410	29,570
	1,718,140	2,322,234
EQUIPMENT [Note 3]	51,020	57,140
MINERAL PROPERTIES [Note 4]	15,222,851	15,111,487
	16,992,010	17,490,861
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	107,612	144,995
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,247,100	2,222,527
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) [Note 6]	(158,184)	(188,180)
DEFICIT	(17,926,917)	(17,410,881)
	16,884,398	17,345,866
	16,992,010	17,490,861

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	2008	**2009**	2008
	$	$	**$**	$
ADMINISTRATIVE EXPENSES				
Administration fees [Note 10[a]]	76,034	136,954	137,729	289,009
Amortization	2,386	5,835	8,346	11,490
Bank charges	709	1,357	,1,500	3,343
Foreign exchange (gain) loss	761	19,855	1,266	97,721
Investor relations	3,484	49,750	4,821	104,254
Office and miscellaneous	40,579	78,557	99,786	150,930
Other exploration expense	2,240	5,888	89,513	102,399
Professional fees [Note 10[b][c]]	50,298	124,919	131,436	208,628
Stock-based compensation	24,573	-	24,573	-
Transfer agent and regulatory	5,298	5,518	12,595	14,805
Travel, promotion and mining shows	2,284	27,501	20,333	74,025
	208,645	456,134	531,897	1,056,603
Net operating loss before other items	(208,645)	(456,134)	(531,897)	(1,056,603)
OTHER ITEMS				
Impairment of mineral interest	-	4,381,841	-	4,381,841
Interest income	(14,236)	(90,257)	(15,861)	(92,041)
	(14,236)	4,291,584	(15,861)	4,289,799
NET LOSS FOR THE PERIOD	(194,409)	(4,747,718)	(516,036)	(5,346,403)
DEFICIT - BEGINNING OF PERIOD	(17,732,509)	(11,886,762)	(17,410,881)	(11,288,077)
DEFICIT - END OF PERIOD	(17,926,917)	(16,634,480)	(17,926,917)	(16,634,480)
Net Loss Per Share – Basic and Diluted	$ (0.00)	$ (0.06)	$ (0.01)	$ (0.07)
Weighted Average Shares Outstanding	77,109,815	77,109,815	77,109,815	77,109,815

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	2009 $	2008 $
Net loss	(516,036)	(598,685)
Unrealized loss on available-for-sale investments	29,996	(90,276)
Comprehensive loss	(486,040)	(688,961)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

	Three Months Ended June, 30		Six Months Ended June, 30	
	2009	2008	**2009**	2008
	$	$	**$**	$
OPERATING ACTIVITIES				
Net loss for the year	(194,408)	(4,747,718)	(516,036)	(5,346,403)
Less items not affecting cash				
Amortization	2,386	5,835	8,346	11,490
Stock-based compensation expense	24,573	-	24,573	-
Impairment of mineral interests	-	4,381,841	-	4,381,841
Change in non-cash components of working capital				
Amounts receivable from related parties	-	-	(328)	(759)
Amounts receivable	(11,573)	116,656	(14,671)	205,975
Prepaid expenses and deposits	(13,201)	3,795	(840)	10,421
Accounts payable and accrued liabilities	(29,168)	(86,062)	(37,383)	(905,709)
NET CASH USED BY OPERATING ACTIVITIES	(221,391)	(325,653)	(536,339)	(1,688,144)
INVESTING ACTIVITIES				
Acquisition of and expenditures on mineral properties	(16,594)	(741,768)	(111,363)	(2,413,230)
Acquisition of equipment (net of disposals)	(4)	(5,875)	(2,227)	(12,987)
NET CASH USED BY INVESTING ACTIVITIES	(16,598)	(747,642)	(113,590)	(2,426,217)
FINANCING ACTIVITIES				
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-	-	-
INCREASE (DECREASE) IN CASH	(237,988)	(1,073,296)	(649,929)	(4,114,362)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	1,840,057	4,975,117	2,251,997	8,016,183
CASH AND CASH EQUIVALENTS – END OF PERIOD	1,602,068	3,901,821	1,602,068	3,901,821
NON-CASH FINANCING AND INVESTING ACTIVITIES				
Mineral property option proceeds	–	–	–	–
Share issuance costs	–	–	–	–
SUPPLEMENTAL DISCLOSURES				
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at June 30, 2009, the Company has working capital of $1,610,528 but has incurred significant losses since inception totalling $17,926,917. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at June 30, 2009. As at June 30, 2009 the fair market value of the securities held was $58,816 (2008 - $111,160).

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at June 30, 2009, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

The accounts of the Company are expressed in Canadian dollars. Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

The Company's Chilean subsidiary is considered an integrated subsidiary which is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated Chilean operation into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes and liabilities are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities, and are measured using the tax rates expected to apply when these difference reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

[j] Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountant ("CICA") Handbook Section 3840 – Related Party Transactions.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

Financial instruments included in the balance sheet are comprised of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the period ended June 30, 2009 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and have no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2009 Net Book Value $	2008 Net Book Value $
Automotive	31,869	27,589	4,280	4,086
Field equipment	23,826	12,191	11,635	15,229
Furniture and office equipment	95,109	60,004	35,105	37,825
	150,804	99,784	51,020	57,140

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	1,083,741	30,822	31,011	40,980	–	1,186,554
Exploration						
Drilling	321,737	–	129,474	585,818	–	1,037,029
Field costs	396,092	58,389	42,940	342,755	–	840,175
Project management	64,301	407	21,388	1,499	–	87,595
Other	8,000	10,502	23,970	3,929	–	46,400
Exploration and related costs 2008	1,873,870	100,120	248,783	974,979	–	3,197,753
Impairment of mineral property costs	–	–	(4,336,584)	–	–	(4,336,584)
	–	–	(4,336,584)	–	–	(4,336,584)
Balance December 31, 2008	10,428,518	649,039	–	4,033,929	–	15,111,487
Acquisition and staking	11,173	31,795	–	53,764	–	96,733
Exploration						
Field costs	12,691	–	–	1,940	–	14,631
Exploration and related costs 2009	23,864	31,795	–	55,705	–	111,364
Balance June 30, 2009	10,452,382	680,834	–	4,089,634	–	15,222,851

4. MINERAL PROPERTIES (continued)

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company fulfilled its commitment under the agreement during 2008 and owns 100% of the claims, subject to a 2% Net Smelter Royalty (NSR) for total costs of US$2,100,000 in cash and a US$2,000,000 in work commitments over a four year period.

As at June 30, 2009, the Company owns 100% of the claims.

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During 2008, the Company staked seven additional exploration claims covering 1,800 hectares.

As at June 30, 2009, the Company owns 100% of the claims.

[c] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

4. MINERAL PROPERTIES (continued)

[d] Other properties

During the period ended June 30, 2009, the Company incurred a total of $89,513 (2008 - $102,399) in other exploration expenses as follows:

[i] Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $22,824 (2008 - $23,683) to other exploration expense.

[ii] Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession through staking of an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $45,723 (2008 - 53,524) to other exploration expense.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

[iii] Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged related maintenance costs of $6,645 (2008 - $16,898) to other exploration expense.

[iv] Tabaco, Chile

During fiscal 2008, the Company terminated an option agreement entered into during fiscal 2002 to purchase the Tabaco Prospect claims. The Company, however, continues to hold 100% interest in its remaining Tabaco claims and maintains its Tabaco mining properties in good standing. Further during fiscal 2008, the Company has staked three exploitation (500 hectares) concessions which are 100% owned by the Company. During the period ended June 30, 2009, the Company charged $11,213 (2008 - $Nil) of related maintenance costs to other exploration expense.

[iv] Other Exploration, Chile

During the period ended June 30, 2009, the Company engaged in the pursuit of other exploration opportunities and possible mining prospects and expensed $1,032 (2008 - $8,294) to operations.

5. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2007, 2008 and June 30, 2009	77,109,815	32,722,400

During fiscal 2008 and the period ended June 30, 2009, no additional shares were issued by the Company.

6. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance as at December 31, 2007		9,432
Other comprehensive loss		(197,612)
Balance as at December 31, 2008		(188,180)
Other comprehensive gain		29,996
Balance as at June 31, 2009	$	(158,184)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2007	5,850,000	0.63
Granted	2,550,000	0.25
Cancelled	(350,000)	0.57
Expired	(1,200,000)	0.60
Outstanding, December 31, 2008	6,850,000	0.50
Granted	1,700,000	0.10
Expired	(900,000)	0.75
Outstanding, June 30, 2009	7,650,000	0.33

During the period ended June 30, 2009, the Company reduced the exercise price of 4,350,000 previously granted stock options with exercise prices ranging from $0.25 to $0.70 to an exercise price of $0.10 per common share, of which 3,700,000 are subject to shareholder's approval.

As at June 30, 2009, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.10	2,350,000	3.88	
0.25	2,400,000	2.21	
0.50	1,100,000	0.15	
0.60	500,000	0.21	
0.65	900,000	1.22	
0.70	400,000	0.84	
	7,650,000	3.32	0.33

Stock options outstanding as at June 30, 2009 expire between August 25, 2009 and June 4, 2014.

7. STOCK OPTIONS (continued)

During the period ended June 30, 2009 stock-based compensation of $24,753 (2008 - $Nil) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009
Expected volatility	67%
Expected life of options (in years)	5 yrs
Risk free interest rate	2.10%
Expected dividend yield	0%

The weighted average fair value of the options granted during the period was $0.15 (2008 - $Nil).

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2007	21,312,501	0.73
Expired	(870,000)	1.00
Balance, December 31, 2008	20,442,501	0.72
Expired	(20,442,501)	0.72
Balance, June 30, 2009	-	-

As at June 30, 2009, there are no share purchase warrants outstanding.

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2007	2,121,103
Fair value of stock options granted and vested	101,424
Balance, December 31, 2008	2,222,527
Fair value of stock options granted and vested	24,573
Balance, June 30, 2009	2,247,100

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended June 30, 2009 and 2008, the Company incurred in the following related party transactions:

[a] The Company incurred administration expenses from directors or companies controlled by directors of $116,670 (2008- $210,073).

[b] The Company incurred accounting expenses from officers or companies controlled by officers of $54,000 (2008 - $54,000).

[c] The Company paid legal fees of $328 (2008 - $759) on behalf of companies with a common director. The total amount due from these companies is $5,811 (Dec.31, 2008 - $5,483).

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next two years are as follows:

Year	Commitment $
2009	33,722
2010	33,722

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 31.00% (2007: 34.12%):

	Dec.31, 2008	Dec. 31, 2007
Expected income tax benefit computed at statutory rates	$ 1,898,069	$ 706,811
Effect of:		
Amortization	(6,516)	(7,669)
Non-deductible stock based compensation	(31,441)	(240,454)
Miscellaneous	(1,386,994)	21,895
Share issuance costs	51,850	57,068
Change in enacted rates	(126,029)	–
Other	(78,939)	–
Valuation allowance	(320,000)	(537,651)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,960,000 available to offset future taxable income, expiring from 2009 to 2028. As well, the Company has $989,000 of non-capital losses that do not expire. The non-capital losses expire as follows:

2009	87,000
2010	517,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
2028	882,000
	$ 4,960,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2008 and 2007 are presented below:

	2008	2007
Combined statutory tax rate	30.00%	31.00%
Future income tax assets		
Non-capital loss carry forwards	$ 1,785,000	$ 1,382,000
Capital loss carry forwards	51,000	23,000
Property and equipment	18,000	15,000
Resource pools	1,750,000	1,808,000
Share issuance costs	125,000	181,000
Valuation allowance	(3,729,000)	(3,409,000)
Net future income tax asset	$ –	$ –

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure for its projects for the benefit of its shareholders, to maintain creditworthiness and to maximize returns for shareholders over the long term. The Company does not have any externally imposed capital requirements to which it is subject. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares.

The Company includes the components of shareholders' equity in its management of capital.

As at June 30, 2009, the Company had capital resources consisting of cash and cash equivalents and marketable securities. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash.

The Company's investment policy is to invest its cash in investment instruments in high credit quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current operating period.

15. FINANCIAL INSTRUMENTS AND RISK

Financial Instruments

As at June 30, 2008, the Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable from related parties and accounts payable. The fair values of these financial instruments approximate their carrying values because of their current nature.

The Company classifies its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its amounts receivable and amounts receivable from related parties as loans and receivables and its accounts payable as other financial liabilities.

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents and marketable securities. To minimize the credit risk the Company places these instruments with high credit quality financial institutions. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts.

Liquidity Risk

The Company ensures its holding of cash is sufficient to meet its short-term general and administrative expenditures. All of the Company's financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

15. FINANCIAL INSTRUMENTS AND RISK (continued)

Foreign Exchange Risk

The Company's functional currency is the Canadian dollar. However, the Company is exposed to the currency risk related to the fluctuation of foreign exchange rates as some of the company's operations are located in Chile. The Company also has liabilities denoted in US dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and Chilean peso could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

Interest Rate Risk

At June 30, 2009, the Company has significant cash and cash equivalent balances, some of which are interest-bearing at 1.950%, but has no interest bearing debt.

The Company is exposed to reductions in interest rates, which could impact expected returns from the Company's investment of corporate funds in short-term, commercial paper upon maturity of such instruments. The assumed 1% change in interest rates would have an immaterial impact on net income/loss.

Commodity Price Risk

The Company's ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of molybdenum, gold and copper. The Company closely monitors commodity prices to determine the appropriate course of actions to be taken.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the consolidated financial statements of the Company and the notes thereto for the six months period ended June 30, 2009; it does not form a part of the financial statements and therefore should be read in conjunction with the Financial Statements report for the six months period ended June 30, 2009 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors ("Directors"), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

As of June 30, 2009, through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns title to 100 mineral claims totaling 22,814 hectares. These claims make up seven properties currently maintained by the Company as follows: The main three projects are Copaquire, Tierra de Oro, and Sierra Pintada. The Company maintains title to four other properties, Tabaco, Zulema (aka Chicharra), Palo Negro, and Hornitos, but is not pursuing any activity at this time.

On March 7, 2008, Aldershot Resources Ltd. announced to the Company that due to financial difficulties it no longer intends to pursue the option agreement entered into on August 30, 2007. As a result, the 100% interest in the Hornitos claims and Palo Negro claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot. After a property visit in February 2009, the Company reprocessed all recently acquired geophysical ground magnetic intensity data (348 line km) using new analytical methods and highlighted several new strong magnetic anomalies untested in the Palo Negro – Hornitos area.

The Company's main properties are discussed below as follows:

Copaquire, Chile

Copaquire is a 100% owned advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2008 exploration programs including geological, geochemical, geophysical surveys and 29,541 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

On June 23, 2009 the company announced an updated and revised resource estimate. The resource estimate upgrade included all information from drilling from October 2007 to March 2008 when the Copaquire drill program was completed.

The updated resource contains a 51% increase in Indicated Mineral Resource tonnes to 277.52 Mt and a 35% increase in Indicated Mineral Resource contained metal to 253.7 Mlbs Mo and 562.5 Mlbs Cu at a 0.02% Mo cutoff. The company is also pleased to

report for the first time an Indicated Mineral Resource contained metal of 59,939 lbs. Rhenium (Re).

The Company engaged the services of Eduardo Videla, Consulting Geologist, M.Sc. a member of MAusIMM and independent Qualified Persons under JORC and NI 43-101.

The updated NI 43-101 standards resource report has also been filed on SEDAR, and for more details of the mineralization see NI 43-101 report on the company's website at www.internationalpbx.com.

AMEC International (Chile) S.A. was engaged to perform a Preliminary Economic Assessment ("Scoping Study") to NI 43-101 standards on its Copaquire project with a Scoping Study to be completed by the end of 2nd quarter 2009, but results are still pending and expected now to be completed by the end of September 2009.

During the six months period ended June 30, 2009, the Company spent $23,864 on the Copaquire project.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 5,856 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 7,000 meter drill program to test their identified gold targets. The drill results were inconclusive in that they failed to corroborate the positive gold values obtained by surface sampling programs. However areas of significant silver - copper mineralization hosted in shears and mantos within the volcanics were identified which justify additional work. Highlights include RC56, which intersected 40 metres of 16 g/t silver including 13 metres of 40 g/t silver. RC58 intersected 40 metres of 8.2 g/t silver.

On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly in the Chanchero zone. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth. The

anomaly is associated with an overlying gold-copper bearing alteration zone. The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas. The intensity and homogeneity of this chargeability response, coincident with a strong magnetic low anomaly and coupled with the presence of altered iron oxide-rich porphyritic intrusions hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

During the six months period ended June 30, 2009, the Company spent $55,705 on the Tierra de Oro project.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining camps.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which are now being evaluated.

During the six months period ended June 30, 2009, the Company spent $31,795 on the project.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
Total Revenues	-	-	-
Loss Before Discontinued Operations	(6,122,804)	(2,071,544)	(2,227,974)
Loss Per Share	(0.08)	(0.03)	(0.05)
Total Net Loss	(6,122,804)	(2,071,544)	(2,227,974)
Total Net Loss Per Share	(0.08)	(0.03)	(0.05)
Total Assets	17,490,861	24,810,346	11,981,145
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at June 30, 2009, the Company had a positive working capital of $1,610,528 with current assets of $1,718,140 and current liabilities of $107,612.
Balance of funds on hand as of July 28, 2009: CAD$1,573,000.

The Company's operations during the period ended June 30, 2009, produced a net loss of $516,036 or $0.007 per share compared to a net loss of $5,346,404 or $0.07 per share for 2008.
The decrease of $4,830,368 in net loss to the previous year's comparative period is mainly attributed to:

1. Administration expense of $137,729 (2008 – $289,009) represent a $151,280 decrease from 2008. The Company downsized its Chilean and Canadian staff due to having finished its drill programs and reacting to any potential impact from the global economic downturn.

2. Investor relations expenses of $4,821 (2008 – $104,254) represent a $99,433 decrease from 2008. Previous year, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry, which all were terminated during fiscal 2008.

3. Office expenses of $99,786 (2008 – $150,930) break down as follows:

	2009	2008
Office & misc.	47,747	107,039
Rent	32,491	24,447
Telephone	3,085	3,164
Insurance	16,463	16,280
Total	99,786	150,930

4. Total professional fees of $131,436 (2008 - $208,628) represent a $77,192 decrease from 2008, resulting from lesser auditing fees and reduced legal counsel fees than in the comparative period.

5. Other operating expenses of $89,513 (2008 – $102,399) represent a $12,886 decrease from 2008 related to the Company maintaining four properties in good standing, namely the Tabaco, Hornitos, Palo Negro, and Zulema; management decided to not actively pursue these claims at the present time and allowed for the Naranjos claims to lapse since management considered these claims to economically not viable to the Company.

6. Travel and promotion expense of $20,333 (2008 - $74,025) represent a $53,692 decrease from 2008, due to less travel and promoting activities.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending June 30, 2009:

	2009 Jun. 30	2009 Mar. 31	2008 Dec. 31	2008 Sep. 30	2008 Jun. 30	2008 Mar. 31	2007 Dec. 31	2007 Sep. 30
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(516,036)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)
Loss Per Share	(0.007)	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)
Total Net Loss	(516,036)	(321,628)	(259,644)	(516,757)	(4,747,718)	(598,685)	(234,449)	(422,597)
Total Net Loss Per Share	(0.00)	(0.00)	(0.00)	(0.01)	(0.06)	(0.01)	(0.00)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at June 30, 2009, the Company had a positive working capital of $1,610,528 with current assets of $1,718,140 and current liabilities of $107,612.
Balance of funds on hand as of August 25, 2009: CAD$1,503,000.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the period ended June 30, 2009, transactions and balances with related parties are as follows:

	2009	2008
Administration fees paid to companies controlled by directors	116,670	210,073
Accounting fees paid to a company controlled by an officer	54,000	54,000
Investor relations fees paid to directors or companies controlled by directors of the Company	-	48,000
Legal fees on behalf of companies related by a common director	328	759

INVESTOR RELATIONS

Investor communications and promotional services were terminated August 31, 2008.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its interim Financial Statements for the six months period ended June 30, 2009 and 2008, as well as in the audited Financial Statements for the year ended December 31, 2008 and 2007, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at July 28, 2009:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	1,700,000	$0.10	June 4, 2014
Stock options	50,000	$0.10	September 15,2011
Stock options	300,000	$0.10	September 20, 2010
Stock options	300,000	$0.10	May 2,2010
Stock options	2,400,000	$0.25	September 15, 2011
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	900,000	$0.65	September 20, 2010
Stock options	400,000	$0.70	May 2, 2010
Total options	**7,650,000**		

On April 20, 2009, 900,000 stock options exercisable at $0.75 expired.

On April 3, 13,500,000 warrants expired. On April 18, 2009, 1,141,000 warrants expired, and on May 2, 2009, 1,916,501 warrants expired. As at July 28, 2009, there are no warrants outstanding.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITAIL ADOPTION

Recent Accounting Pronouncements

In 2006, the Accounting Standards Board ("AcSB") announced that accounting standards in Canada are to be converged with International Financial Reporting Standards ("IFRS"). In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011 with appropriate comparative data in respect of the prior year. Under IFRS, there is significantly more disclosure required, specifically for quarterly reporting. Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed. A review of the impact of IFRS on the Company's consolidated financial statements and other areas of the Company is in progress. Any changes required to systems and controls will be identified as the project progresses. The transition date of January 1, 2011, will require restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company's internal controls over financial reporting during the Company's six months period ended June 30, 2009 that materially affected, or was reasonably likely to materially affect the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the period ended June 30, 2009. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its preparations of its development program of the Sulfato and Marta copper zones within the Copaquire area, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS	OFFICERS	AUDIT COMMITTEE
Gary Medford	George Sookochoff, CEO & President	George Sookochoff
Verna Wilson	Peter Kohl, CFO & Secretary	Verna Wilson
Michael Waskett-Myers		Michael Waskett-Myers
George Sookochoff		
Len De Melt		

On Behalf of the Board,
George Sookochoff, CEO & President

August 25, 2009

Proxy

ANNUAL GENERAL MEETING OF SHAREHOLDERS ("MEETING")

OF

INTERNATIONAL PBX VENTURES LTD.
(the "Company")

TO BE HELD AT: **SUITE 200 – 475 HOWE STREET VANCOUVER, BRITISH COLUMBIA CANADA**

ON: **FRIDAY, SEPTEMBER 25, 2009 AT 10:00 A.M.**

The undersigned shareholder of the Company hereby appoints, Gary Medford, a Director of the Company, or failing this person, Verna Wilson, a Director of the Company, or in the place of the foregoing, ______________________ *(print the name)* as proxyholder for and on behalf of the undersigned shareholder with the power of substitution to attend, act and vote for and on behalf of the undersigned shareholder in respect of all matters that may properly come before the Meeting and at every adjournment thereof, to the same extent and with the same powers as if the undersigned shareholder were present at the said Meeting, or any adjournment thereof.

The undersigned shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the undersigned shareholder as specified herein.

The undersigned shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

THIS PROXY IS NOT VALID UNLESS IT IS SIGNED. IF THIS PROXY IS NOT DATED, IT WILL BE DEEMED TO BE DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full details of each item, please see the enclosed Notice of Meeting dated August 21, 2009 and Information Circular also dated August 21, 2009 ("Circular")

Please indicate your proposal selection by placing an "X" in the appropriate space with blue or black ink only.

	Resolution	For	Withhold
1.	**To elect as Director, George Sookochoff**	____	____
2.	**To elect as Director, Gary Medford**	____	____
3.	**To elect as Director, Verna Wilson**	____	____
4.	**To elect as Director, Michael Waskett-Myers**	____	____
5.	**To re-appoint Manning Elliott LLP, Chartered Accountants, as auditors of the Company**		

	Resolution	For	Against
6.	**To set the number of directors at four**	____	____
7.	**To authorize the Directors to fix the Auditors' remuneration**	____	____
8.	**To approve the Company's 2009 Stock Option Plan**	____	____
9.	**To approve the re-pricing of certain stock option grants, as more particularly described in the accompanying Circular**	____	____
10.	**To approve the transaction of such other business as may properly come before the Meeting and any adjournment thereof**	____	____

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If you are a registered shareholder and you wish to attend the Meeting to vote on the resolutions in person**, please register your attendance with the Company's scrutineers at the Meeting.

3. **If you cannot attend the Meeting but wish to vote on the resolutions, you can appoint another person**, who need not be a shareholder of the Company, to vote according to your instructions. To appoint someone other than the designees of management named, please insert your appointed proxyholder's name in the space provided, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, this proxy confers discretionary authority upon your appointed proxyholder.

4. **If you cannot attend the Meeting but wish to vote on the resolutions and to appoint one of the management appointees named**, please leave the wording appointing a nominee as shown, sign and date and return the proxy. Where you do not specify a choice on a resolution shown on the proxy, a nominee of management acting as proxyholder will vote the securities as if you had specified an affirmative vote.

5. **The securities represented by this proxy will be voted or withheld from voting in accordance with your instructions** on any ballot of a resolution that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy, or any other matters which may properly come before the Meeting, the securities will be voted by the appointed nominee as he or she in their sole discretion sees fit.

6. If you vote on the resolutions and return your proxy, you may still attend the Meeting and vote in person should you later decide to do so. To attend the Meeting and vote, you must revoke your former proxy. If you are a registered shareholder and you wish to revoke your proxy, you may do so by depositing a letter to that effect and delivering it to the offices of **CIBC Mellon Trust Company, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502**, at any time up to and including the last business day preceding the day of the Meeting, or to the Chairman of the Meeting on the day of the Meeting.

7. **In order to be entitled to vote or to have its shares voted at the Meeting, a shareholder which is a corporation (a "Corporate Shareholder") must** either (a) attach a certified copy of the directors' resolution authorizing a representative to attend the Meeting on the Corporate Shareholder's behalf, or (b) attach a certified copy of the directors' resolution authorizing the completion and delivery of the proxy. Only a Corporate Shareholder of record at. (Vancouver time) on March 19, 2004, the authorized representative of which attends the Meeting pursuant to a certified copy of the directors' resolution authorizing such representative, or which has completed and delivered a proxy as authorized by a certified directors' resolution, in the manner and subject to the provisions set forth herein, will be entitled to vote or to have its shares voted at the Meeting.

To be represented at the Meeting, this proxy must be received at the office of CIBC Mellon Trust Company by mail or by fax **no later than forty eight (48) hours** (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of **CIBC Mellon Trust Company, PO Box 721 Agincourt, Ontario, M1S 0A1 or via Fax to (416) 368-2502**

FILE NO.
82-2635

International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX OUTLINES POTENTIAL LARGE PORPHYRY TARGET ON SIERRA PINTADA PROPERTY

August 25, 2009

Vancouver, British Columbia - International PBX Ventures Ltd. (PBX:TSX.V)

The Company is pleased to announce that it has identified several potential porphyry targets on its 100% owned 4,500 hectare Sierra Pintada property which covers 15 kilometers of the Atacama fault system in the Chilean coastal copper-gold belt 650 kilometers north of Santiago.

The most interesting target being a new discovery of a mineralized Au+Cu bearing highly silicified brecciated quartz porphyry dyke extending over 1 kilometer coincident with a large IP chargeability anomaly.

The Company's prior exploration programs on the Sierra Pintada identified two strong copper and gold-bearing mineralised structures, Viña (pronounced Vee-nia) and Gloria, each at least 15 kilometres in length and 50 to 200 metres in width. Wherever these structures emerge from beneath overburden they are the centers of numerous prospect pits, adits and shafts to depth of 50 metres on high grade Cu-Au (Ag,+/-Co) and Au-Cu (Ag) fissure veins from 1-5 metres in width.

In 2007-08 the company performed a deep-penetration 3D Induced Polarization (IP) geophysical survey to test the known high-grade structurally controlled gold and copper showings on the property for potential deeper porphyry bulk-tonnage or iron-oxide-copper-gold targets. The survey covered the Viña, Gloria and Totora Zones and outlined several high priority IP targets including a strong IP target in an unexplored area just to the south of the Vina Zone. Recent field follow-up of this target resulted in the discovery of a mineralized Au+Cu bearing highly silicified brecciated quartz porphyry dyke. This new zone is now referred to as the Futura Zone.

Futura Zone

The discovery of a new Au-Cu bearing mineralized silicified brecciated quartz porphyry dyke coincident with a strong IP target greater than 1 km long is now considered the highest priority target on the Sierra Pintada property.

During a 2009 field evaluation, a silicified brecciated quartz porphyry dyke with up to 30% fine disseminated pyrite running up to 0.685 g/t Au, 6.2 g/t Ag and 0.0365% Cu was discovered directly above the strongest part of the IP target. The IP response suggests that this mineralized Au-Cu bearing porphyry extends north-northeast for over 1 kilometer and is open to the south-southwest possibly outlining a large Au-Cu rich porphyry system in this area.

Gloria Zone

The IP geophysical survey also outlined a buried unexplained 1.2 kilometer long IP target coincident with a 500 meter wide resistivity-low trend striking northeast through the Gloria Zone. This resistivity-low is coincident with part of the main northeast trending Atacama fault system known to host most of the Au bearing zones on the Sierra Pintada property. The IP target is also thought to outline a buried mineralized porphyry system similar to the mineralized porphyry recently discovered in the Fortuna Zone.

Totora Zone

In the Tortora Zone (southern extension of the Gloria Zone) a 500 meter long by 300 meter deep resistivity low anomaly occurs coincident with a gold bearing alteration zone. Recent samples taken from the open cut and from stockpiles returned anomalous Au-Ag with grades of up to 7.86 g/t Au and 7.4 g/t Ag. Several other samples were taken from much smaller hand worked open cuts approximately 2 kilometers to the northeast along strike from the area of active workings and returned high grade values of up to 17.35 g/t Au and 1.8 g/t Ag.

Based on the outline of the resistivity-low anomaly associated with the alteration zone, this area is thought to have the size potential to host a shallow bulk tonnage high grade Au deposit.

Viña Zone

Numerous old trenches, adits and open cuts from 1-10 metres wide, with conspicuous green oxide copper minerals, are present throughout this sector. Chip sampling results from 2004 ranged from 0.2% to 8.0% Cu and 0.1 g/t and 2.5 g/t Au over 1-5 metre widths. (PBX NR July 30, 2004)

The geophysical survey over the Viña Zone identified a series of weaker IP targets coincident with the historic Au-Cu workings. These weaker IP targets are unexplained, but the geology and Au-Cu mineralization suggests that the area also has potential to host an IOCG or porphyry Cu-Au system at depth.

George Sookochoff, President & CEO, said that "We have now defined several high priority targets on the Sierra Pintada property some of which are drill ready. Surface gold/copper mineralization coincident with underlying geophysical IP anomalies, located directly on the

Atacama fault system, certainly increases the possibilities for the discovery an open pittable IOCG or porphyry copper-gold system at depth."

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of copper, molybdenum and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire copper-molybdenum-rhenium property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile.

PBX's shares trade on the TSX Venture Exchange under the symbol PBX.V.

This news release has been reviewed by Richard T. Osmond, P.Geo. a qualified person consistent with NI 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

DISCOVERY OF LARGE IOCG TARGET ON PALO NEGRO – HORNITOS PROPERTIES

July 09, 2009

Vancouver, British Columbia - International PBX Ventures Ltd. (PBX:TSX.V)

The Company is pleased to announce that it has identified several new IOCG targets on its 100% owned Palo Negro & Hornitos properties located in the Atacama Province, Region III of Chile.

The 2 claim groups were staked by PBX for their potential for deposits of the "Iron-Oxide-Copper-Gold" type ("IOCG"). The properties are located 30 km SW of the large Candelaria IOCG mine. The Candelaria mine is owned by Freeport-McMoran and has reported reserves of 390 Mt at 0.50 % Cu, 0.11 g/t Au. The Candelaria is the largest of the iron oxide copper-gold deposits in the Punta del Cobre belt. In addition to copper deposits, this region of northern Chile is host to a number of significant iron deposits occurring within what is known as the Chilean Iron Belt (CIB). The CIB is a 25 kilometre wide corridor extending 600 kilometres from Copiapo to La Serena.

The properties cover a 14 km strike-length of the major Atacama Structural Zone. Faults of the regional Atacama Fault System cut through the centre of the Palo Negro claims, and splays of this system also cut through the Hornitos claims.

The Palo Negro & Hornitos claims were optioned by PBX to Aldershot Resources until March 2008 at which time Aldershot was unable to meet its financial obligation of the option agreement and the properties along with all subsequent geophysical exploration data were returned to PBX.

After a property site visit in February 2009, Mr. Richard T. Osmond, P.Geo of GeoVision Geosciences Inc. has reprocessed all the recently acquired geophysical ground magnetic intensity data (348 line km) using new analytical methods. Previous processing methods resulted in lack of continuity in magnetic trends and high concentration of small discontinuous bulls-eye anomalies in the survey area. However reprocessing all previous survey data using a RTE corrections followed by an AS calculation highlighted several new strong magnetic anomalies untested in the Palo Negro – Hornitos area.

In particular the ground magnetics data in the Avispada mine area on the property suggests that the meta-sediments and meta-volcanics in this area have been hydrothermally altered resulting in the more intense magnetic response visible over more than 2.5 kms of strike-length making this area a high priority IOCG target. Other similar magnetic anomalies have been delineated in the Palo Negro & Hornitos area which are also considered priority IOCG targets and warrant further follow-up.

IOCG deposits can respond to magnetic, IP and gravity surveys and it is suggested that geophysical surveys are the most efficient way to detect such deposits.

George Sookochoff, President & CEO, said that "The remaining undiscovered large deposits in the world are increasingly more difficult to detect and the most advanced technology will be required for any significant new discoveries. Reprocessing previously collected data with new software using more sophisticated algorithms is a very efficient and cost effective method for detecting new targets. I am very pleased with the results we achieved in the short time since we have re-acquired the Palo Negro – Hornitos properties."

PBX is planning further detailed lithology-alteration-structural mapping over the new IOCG targets followed by drilling select targets.

<u>About PBX</u>

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire molybdenum-rhenium-copper property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile.

PBX's shares trade on the TSX Venture Exchange under the symbol PBX.V.

This news release has been reviewed and approved by Richard T. Osmond, P.Geo., a qualified person consistent with NI 43-101.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX ADVISES OF DECISION NOT TO PROCEED WITH EXTENSION OF CERTAIN EXISTING STOCK OPTIONS

June 19, 2009

Vancouver, British Columbia - International PBX Ventures Ltd. (PBX:TSX.V)

Further to its news release of June 4, 2009, International PBX Ventures Ltd. (the "Company" or "PBX") announces that it has reconsidered its decision to extend the term of 1,300,000 previously granted stock options (with expiry dates ranging from May 2010 to September 2010) and will not be extending the term of any previously granted options. All such options will retain their original expiry dates. The Company still intends to proceed with the reduction in the exercise price of 4,350,000 previously granted stock options to $0.10 per common share, as announced on June 4, 2009.

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire moly-rhenium-copper property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile.

PBX's shares trade on the TSX Venture Exchange under the symbol PBX.V.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"George Sookochoff"

George Sookochoff, President & CEO

PBX
International PBX Ventures Ltd.

FILE NO: 82-2635

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX ANNOUNCES GRANT OF OPTIONS AND RE-PRICING AND EXTENSION OF CERTAIN EXISTING STOCK OPTIONS

June 4, 2009

Vancouver, British Columbia - International PBX Ventures Ltd. (PBX:TSX.V)

International PBX Ventures Ltd. (the "Company" or "PBX") announces that it has granted 1,700,000 stock options to directors and officers for a 5 year term, at an exercise price of $0.10 per common share.

PBX announces that it also intends to reduce the exercise price of 4,350,000 previously granted stock options (with exercise prices ranging from $0.25 to $0.70) to $0.10 per common share. This re-pricing is subject to TSX Venture Exchange acceptance, and in the case of options granted to insiders of the Company, disinterested shareholder approval in accordance with the policies of the Exchange.

PBX announces that it also intends to extend the term of certain previously granted stock options. The expiry date of 1,300,000 previously granted stock options (with expiry dates ranging from May 2010 to September 2010) will be extended to September 25, 2014. These term extensions are subject to TSX Venture Exchange acceptance, and in the case of options granted to insiders of the Company, disinterested shareholder approval in accordance with the policies of the Exchange. PBX will seek the required shareholder approvals at its next annual general meeting of shareholders expected to be held in September 2009.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

"*George Sookochoff*"

George Sookochoff, President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

PBX
International PBX Ventures Ltd.

FILE NO. 82-2635

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Addresses Canadian Technical Information Disclosure With the British Columbia Securities Commission.

May 5, 2009

VANCOUVER, BRITISH COLUMBIA - International PBX Ventures Ltd. (PBX:TSX.V)

On April 29, 2009, the British Columbia Securities Commission (the "BCSC"), the securities regulatory authority in the Province of British Columbia, Canada, delivered a letter to International PBX Ventures Ltd. (the "Company") stating that it had conducted a review of the Company's recently filed April 7, 2009 technical report (the Report) supporting its January 12, 2009 new release disclosing a material change to its mineral resource estimate for its Copaquire property in Chile. Based upon this review, the BCSC identified a number of deficiencies in the Report and has requested the company to file a new technical report.

The company is taking immediate steps to address these deficiencies and asks the public not to rely on the information in the technical report and mineral resource estimate until a new compliant technical report is filed.

About PBX
International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire moly-rhenium-copper property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile.

PBX's shares trade on the Toronto Venture Stock Exchange under the symbol PBX.V.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

Verna Wilson

From: International PBX Ventures Ltd. [news@internationalpbx.com]
Sent: Monday, April 20, 2009 2:11 PM
To: Verna Wilson
Subject: PBX Files NI43-101 Resource Estimate Report for Copaquire Molybdenum-Rhenium-Copper Project, Chile.

International PBX Ventures Ltd.

April 19, 2009 **Trading Symbol: TSX.V-PBX**

PBX Files NI43-101 Resource Estimate Report for Copaquire Molybdenum-Rhenium-Copper Project, Chile.

April 20, 2009

International PBX Ventures Ltd. (PBX:TSX.V) is pleased to announce it has filed the report "Mineral Resource Estimate Copaquire Project" by Gino Zandonai,Consulting Mining Engineer, M.Sc., at SEDAR.com. The report which can be viewed on the company's website www.internationalpbx.com expands on the company's news release of January 12, 2009 and defines the current status of the mineral resources of the Cerro Moly molybdenum-rhenium-copper deposit located in the northern part of Chile about 1,450 kilometres north of Santiago and approximately 15 kilometres west of the Collahuasi and Quebrada Blanca producing mines.

The Cerro Moly deposit is now estimated to host an Indicated Mineral Resource of 277.5 million tonnes averaging 0.041% molybdenum, 0.098 ppm rhenium and 0.092% Copper. The contained metal in this Indicated Mineral Resource is estimated at 254.7 million pounds of molybdenum, 60,000 lbs rhenium and 562.5 million lbs of copper. An additional Inferred Mineral Resource for this area is estimated at 232.4 million tonnes grading 0.038% molybdenum, 0.059 ppm rhenium and 0.097% copper, containing 232.4 million pounds of molybdenum, 30,000 lbs rhenium and 498 million lbs of copper. Both the Indicated and Inferred Mineral Resources are at a cutoff grade of 0.02% molybdenum. The Indicated and Inferred Mineral Resources for Mo, Cu and Re at incremental cutoffs are shown as follows:

Mineral Resource Estimate Table

Category	Cutoff (Mo%)	Tonnage	Mo%	lbs. Mo	Cu%	lbs. Cu	Re (ppm)	lbs. Re
Indicated	0.02	277,520,000	0.041	253,731,289	0.092	562,531,199	0.098	59,939
	0.03	184,612,000	0.050	203,519,935	0.089	364,063,628	0.118	47,773
	0.04	114,576,000	0.059	149,944,777	0.084	213,101,139	0.131	32,991
Inferred	0.02	232,396,000	0.038	192,926,547	0.097	498,058,820	0.059	30,177
	0.03	114,822,000	0.051	129,040,786	0.096	241,981,635	0.075	18,951
	0.04	59,370,000	0.067	87,343,380	0.084	110,510,788	0.082	10,734

Consulting Mining Engineer, M.Sc., member of SMEand Eduardo Videla, Consulting Geolog member of MAusIMM, bothindependent Qualified Persons under JORC and NI 43-101.

Mr. Zandonai has reviewed and approved the technical information in this release.

The Copaquire project is a copper porphyry property hosting a discrete molybdenum intrusior Cerro Moly. Whereas almost all of the Chilean molybdenum production comes as a by-produ from its large porphyry copper mines, the Copaquire Cerro Moly deposit is the only stand-alo deposit in Chile.

The Copaquire is expected to be very amenable to low-cost quarry/open-pit mining as over 2 deposit is contained above grade level within the Cerro Moly mountain. High grade material mountain may potentially facilitate rapid recovery of capital costs during the early years of pr Metallurgical testing produces 90-95% moly recoveries. Rhenium content may provide signif economic credits.

"With base metal prices projected to remain moderate for the next couple of years the key for in developing a low-cost mining project" commented George Sookochoff, President & CEO. ' confident that the Copaquire project will prove to be the right project for the new economy. W continuing to advance the project through a Preliminary Economic Assessment (PEA) study. ' designed to generate Order of Magnitude (OOM) capital and operating cost estimates, financi based on OOM estimates, pit and waste dump outline and production schedules. A project of would require a major partner to move it forward to feasibility and on to production and a pos would enable us to attract such a partner".

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire moly-rhenium-copper property, a circu style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry northern Chile.

PBX's shares trade on the Toronto Venture Stock Exchange under the symbol PBX.V.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of PBX are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the expectations of PBX are detailed from time to time in the filings made by PBX with securities regulators.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release and the information contained herein.

#209 - 475 Howe St., Vancouver, B.C. V6C 2B3
Ph: 604-681-7748 Toll Free: 1-877-681-1154
E: corpdev@internationalpbx.com W: http://www.internationalpbx.com

PBX

International PBX Ventures Ltd.

#209 – 475 Howe St.,
Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748
Toll Free: 1-877-681-1154
Fax: (604) 681-0586
Web: www.internationalpbx.com

NEWS RELEASE

PBX Files NI43-101 Resource Estimate Report for Copaquire Molybdenum-Rhenium-Copper Project, Chile.

April 20, 2009

International PBX Ventures Ltd. (PBX:TSX.V) is pleased to announce it has filed the report "Mineral Resource Estimate Copaquire Project" by Gino Zandonai,Consulting Mining Engineer, M.Sc., at SEDAR.com. The report which expands on the company's news release of January 12, 2009 defines the current status of the mineral resources of the Cerro Moly molybdenum-rhenium-copper deposit located in northern part of Chile about 1,450 kilometres north of Santiago and approximately 15 kilometres west of the Collahuasi and Quebrada Blanca producing mines.

The Cerro Moly deposit is now estimated to host an Indicated Mineral Resource of 277.5 million tonnes averaging .041% molybdenum, 0.098 ppm rhenium and 0.092% Copper. The contained metal in this Indicated Mineral Resource is estimated at 254.7 million pounds of molybdenum, 60,000 lbs rhenium and 562.5 million lbs of copper. An additional Inferred Mineral Resource for this area is estimated at 232.4 million tonnes grading 0.038% molybdenum, 0.059 ppm rhenium and 0.097% copper, containing 232.4 million pounds of molybdenum, 30,000 lbs rhenium and 498 million lbs of copper. Both the Indicated and Inferred Mineral Resources use a 0.02% molydenum cut-off grade. The Indicated and Inferred Mineral Resources for Mo, Cu and Re at incremental cutoffs are shown as follows:

Mineral Resource Estimate Table

Category	Cutoff (Mo%)	Tonnage	Mo%	lbs. Mo	Cu%	lbs. Cu	Re (ppm)	lbs. Re
Indicated	0.02	277,520,000	0.041	253,731,289	0.092	562,531,199	0.098	59,939
	0.03	184,612,000	0.050	203,519,935	0.089	364,063,628	0.118	47,773
	0.04	114,576,000	0.059	149,944,777	0.084	213,101,139	0.131	32,991
Inferred	0.02	232,396,000	0.038	192,926,547	0.097	498,058,820	0.059	30,177
	0.03	114,822,000	0.051	129,040,786	0.096	241,981,635	0.075	18,951
	0.04	59,370,000	0.067	87,343,380	0.084	110,510,788	0.082	10,734

These mineral resource estimates were prepared under the supervision of Gino Zandonai,Consulting Mining Engineer, M.Sc., member of SME and Eduardo Videla, Consulting Geologist, M.Sc. member of MAusIMM , both independent Qualified Persons under JORC and NI 43-101.

Mr. Zandonai has reviewed and approved the technical information in this release.

The Copaquire project is a copper porphyry property with a molybdenum intrusion. Whereas almost all the Chilean molybdenum production comes as a by-product recovery from porphyry copper mines, the Copaquire moly deposit is the only stand-alone moly deposit in Chile.

The Copaquire is very amenable to low-cost open-pit mining with over 25% of the deposit contained above grade level within the Cerro Moly mountain, high grade material on face of mountain potentially facilitating rapid recovery of capital costs during the early years of production, positive metallurgical testing with 90-95% moly recoveries and rhenium content potentially providing significant economic credits.

"With base metal prices projected to remain moderate for the next couple of years the key for success is in developing a low-cost mining project" commented George Sookochoff, President & CEO. "I am confident that the Copaquire project will prove to be the right project for the new economy. We are continuing to advance the project through a Preliminary Economic Assessment (PEA) study. The PEA is designed to generate Order of Magnitude (OOM) capital and operating cost estimates, financial analysis based on OOM estimates, pit and waste dump outline and production schedules. A project of this size would require a major partner to move it forward to feasibility and on to production and a positive PEA would enable us to attract such a partner".

About PBX

International PBX Ventures is a Canadian junior mining and exploration company focused on acquisition and development of molybdenum, copper and gold properties in Chile.

PBX's flagship project is the 100% owned Copaquire moly-rhenium-copper property, a circum-Pacific style porphyry copper - molybdenum open-pittable deposit similar to other Andean porphyry systems in northern Chile.

PBX's shares trade on the Toronto Venture Stock Exchange under the symbol PBX.V.

ON BEHALF OF THE BOARD OF DIRECTORS OF

INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, President & CEO

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of PBX are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the expectations of PBX are detailed from time to time in the filings made by PBX with securities regulators.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Minutes of the Annual General Meeting of **INTERNATIONAL PBX VENTURES LTD.** (the "Company") held on September 25, 2009 at Suite 200, 475 Howe Street, Vancouver, BC, at 10:00 a.m.

1. CALLING MEETING TO ORDER

Kathy Tang, solicitor for **International PBX Ventures Ltd.** (the "Company"), welcomed everyone to the Meeting and advised the Meeting that the following matters to be considered were:

(a) To receive the Company's audited financial statements for the financial year ended December 31, 2008 and the auditor's report and management's discussion and analysis thereon;

(b) To re-appoint Manning Elliot LLP, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

(c) To determine the number of directors and to elect directors for the ensuing year;

(d) To consider, and if thought fit, to approve the Company's 2009 Stock Option Plan;

(e) To consider, and if thought fit, to approve the re-pricing of certain stock option grants, as more particularly described in the Company's Information Circular; and

(f) To approve the transaction of such other business as may properly come before the Meeting.

2. APPOINTMENT OF CHAIRMAN, SECRETARY & SCRUTINEER

In accordance with the Articles of the Company, **Gary Medford** a director of the Company, was named Chairman of the Meeting and the Meeting was called to order.

With the consent of the Meeting, Verna Wilson was appointed as the Recording Secretary for the Meeting.

With the consent of the Meeting, the Chairman appointed Tricia Murphy of CIBC Mellon Trust Company as Scrutineer of the Meeting.

The Chairman stated that the directors had reviewed the Notice of Annual General Meeting, the Information Circular and form of Proxy prior to the Meeting and the documents were approved.

3. NOTICE OF MEETING

The Chairman advised that the Notice of Meeting, Information Circular, Proxy and Supplemental Return Card were mailed to shareholders in accordance with the requirements of the Articles of the Company and the *Business Corporations Act*. The audited financial statements were mailed to the shareholders that requested them as required by securities laws. The Chairman presented proof of mailing of the Notice of Meeting, Information Circular, Proxy and Supplemental Return Card to the shareholders of the Company on August 31, 2009.

4. QUORUM

The Chairman advised that the quorum requirements for a shareholders' meeting are set out in the Articles of the Company and requires two shareholders present in person or by proxy, holding not less than two voting shares of the Company.

The Scrutineer advised that there were 16 shareholders holding 3,505,500 common shares represented in person or by proxy, representing approximately 4.5% of the Company's 77,109,815 issued and outstanding shares. The final Scrutineer's report is attached to these minutes as Schedule "A".

The Chairman then declared that a quorum was present and the Meeting properly constituted for the transaction of business.

5. MINUTES OF 2008 ANNUAL GENERAL AND SPECIAL MEETING

At the request of the Chairman, the Recording Secretary tabled for review the minutes of the 2008 Annual General and Special Meeting of the Company.

6. ANNUAL FINANCIAL STATEMENTS

At the request of the Chairman, the Recording Secretary tabled for review the Annual Financial Statements of the Company, containing the audited financial statements of the Company for the fiscal year ended December 31, 2008 and the report of the Auditor thereon. The audited financial statements were received by the Meeting.

7. APPOINTMENT OF AUDITOR

The Chairman stated that the board of directors recommended the re-appointment of **Manning Elliot LLP**, Chartered Accountants, as the Company's auditor.

UPON MOTION, IT WAS RESOLVED THAT **Manning Elliot LLP**, Chartered Accountants, be appointed as the auditor for the Company until the next Annual General Meeting or until a successor has been appointed AND THAT the board of directors are authorized to fix the remuneration to be paid to the auditor.

8. ELECTION OF DIRECTORS

The Chairman advised the Meeting that the term of office of each of the current directors expired on the day of the Meeting. Accordingly, nominees of directors of the Company, as set out in the Information Circular are as follows: **Verna Wilson, Gary Medford, Michael Waskett-Meyers and George Sookochoff.**

The Chairman called for further nominations and none were received from the floor.

UPON MOTION, IT WAS RESOLVED THAT **Verna Wilson, Gary Medford, Michael Waskett-Myers** and **George Sookochoff,** either present in person or having supplied the Chairman with a written consent to act as a director, are each elected a director of the Company to hold office until the next Annual General Meeting or until their successors are elected or appointed subject to the provisions of the Company's Articles.

9. INCENTIVE STOCK OPTION PLAN

The Chairman advised that in accordance with the policies of the TSX Venture Exchange Inc. (the "Exchange"), the Company must implement an incentive stock option plan (the "Plan") under which a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options.

In order to exercise stock options granted under the Plan, the Plan must first be approved by the shareholders of the Company and be accepted by the Exchange.

The Chairman put the following resolution before the Meeting:

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

1. The Company adopt a Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2. The Company is authorized to grant stock options under the Plan, in accordance with its terms;

3. The Company is authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4. Authority is granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan."

A motion in those terms was properly moved and seconded.

The Chairman then put the motion to the Meeting, and, following a show of hands, declared the motion carried, as an ordinary resolution.

11. REPRICING OF INCENTIVE STOCK OPTIONS HELD BY INSIDERS

The Chairman advised the Meeting that the directors had decided to reprice certain outstanding stock options held by directors, officers and consultants, granted at exercise prices ranging from $0.70 to $0.25, to $0.10 to bring the exercise price closer in line with the current market price of the Company's shares. The policies of the Exchange require that the repricing of options held by insiders must be approved by disinterested shareholders.

The Chairman put the following resolution before the Meeting:

"Resolved, as an ordinary resolution of disinterested shareholders, that:

1. Subject to TSX Venture Exchange approval, the re-pricing of the following stock options granted to insiders of the Company be ratified and approved:

Name of Insider Optionee	Securities Under Options Granted (#)	Exercise Price ($/Share)	Amended Exercise Price ($/Share)	Expiry Date
J. Peter Kohl	400,000	$0.70	$0.10	May 2, 2010
Gary Medford	100,000	$0.65	$0.10	Sept. 20, 2010
Verna Wilson	300,000	$0.65	$0.10	Sept. 20, 2010
Michael Waskett-Myers	300,000	$0.65	$0.10	Sept. 20, 2010
Leonard De Melt	100,000	$0.65	$0.10	Sept. 20, 2010
George Sookochoff	100,000	$0.65	$0.10	Sept. 20, 2010
Gary Medford	400,000	$0.25	$0.10	Sept. 25, 2011
Verna Wilson	400,000	$0.25	$0.10	Sept. 25, 2011
Michael Waskett-Myers	400,000	$0.25	$0.10	Sept. 25, 2011
Leonard De Melt	400,000	$0.25	$0.10	Sept. 25, 2011
George Sookochoff	400,000	$0.25	$0.10	Sept. 25, 2011
J. Peter Kohl	400,000	$0.25	$0.10	Sept. 25, 2011
TOTAL	3,700,000			

2. Any one director or officer of the Company is authorized to do all such things and execute such documents and instruments as may be necessary or desirable to give effect to this resolution."

The Scrutineer advised that a total of 507,334 shares were voted by disinterested shareholders. Of these shares, 446,667 shares (88%) were voted in favour of the resolution and 60,667 shares (12%) were voted against the resolution, therefore, the resolution was passed.

12. TERMINATION

The Chairman asked if there was any further business to be conducted. There being no further business, the Chairman asked if there were any questions from the floor. There being none, the Chairman moved to terminate the Meeting.

UPON MOTION, IT WAS RESOLVED THAT the Meeting terminate.

GARY MEDFORD
CHAIRMAN